Exhibit 99.1

press release

ArcelorMittal announces publication of the 2020 statutory financial statements of ArcelorMittal parent company

15 April, 2021, 20:15 CET

ArcelorMittal has published the statutory financial statements of ArcelorMittal parent company for the year ended 31 December 2020.

These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com in the Corporate Library.

ENDS